EXHIBIT E

Stadium Capital Management, LLC

February 4, 2015

BY EMAIL

Steven G. Miller

Chairman of the Board, President and Chief Executive Officer

Big 5 Sporting Goods Corporation

2525 East El Segundo Boulevard

El Segundo, CA 90245

Steve:

Your letter dated January 30, 2015 is profoundly troubling to me, and I am sure it is equally disturbing to all non-management stockholders of Big 5 Sporting Goods Corporation (the “Company” or “Big 5”). In it, you continue to demonstrate a willful ignorance of what constitutes a boardroom “conflict”. Once again, you allege divergent interests between Stadium Capital Management, LLC (“SCM”) and other non-management stockholders, which you do not even attempt to explain, while ignoring the significant conflicts of other directors. Remarkably, you suggest that SCM has a short-term focus despite the fact that we have been large stockholders for nearly nine years and I have been on the board for over three years. You also continue to remain deliberately vague about the role of the “Super Committee”, and seem to desire that other stockholders not even be informed of its existence, both of which are disturbing given the implications of this committee on the Company’s governance and more broadly for all of the Company’s stockholders.

Conflicts

First, and most troubling, your letter makes clear that you fail to understand what constitutes a “conflict” in our boardroom. A large stockholder is not conflicted merely because of its ownership position; as everyone knows, and you ought to know as the Chairman and CEO of a public company, the opposite is true. Stockholders benefit when directors are large owners, and no conflict exists so long as these large owners are not seeking to be treated differently than any other stockholder. This is fundamental and well-established, both in Delaware law and under long-standing principles of corporate governance. The reason for this is clear: large stockholders have the greatest economic incentive—they own the most stock—to support actions that benefit all stockholders.

SCM has never sought to be treated differently than other stockholders and my interests as a director, as well as SCM’s interests as a stockholder, are the same as those of all other non-management owners: to maximize the value of the Company for the benefit of all the stockholders. In spite of your attempts to suggest otherwise, neither our proposed governance changes nor our willingness to seek reform via a stockholder proposal change this fact. Quite the contrary; we filed our proposal to make certain that the voices of all stockholders can be heard on the issue of governance, a clear benefit to all stockholders. In contrast, you are wasting our Company’s money to criticize SCM and me, and you are attempting to silence the voice of the Company’s largest stockholder.

199 Elm Street	1000 NW Wall Street, Suite 210
New Canaan, CT 06840	Bend, OR
(203) 972-8235 Fax: (203) 972-2988	(541) 322-0600 Fax: (541) 322-0604

Stadium Capital Management, LLC

If there is any obvious conflict at Big 5, it is between the Company’s stockholders on one hand and both (i) you, an entrenched Chairman and (ii) your hand-picked board on the other. As I made clear in my January 21, 2015 letter—and which you do not and cannot dispute—the Company’s long-term stockholder returns have been terrible. Whether one looks at the last five or ten years, the Company has produced negative total stockholder returns and truly abysmal performance relative to peers, while management and directors have been almost completely insulated from accountability.

When faced with this type of record, most boards would have brought in new leadership and considered various strategic alternatives to create shareholder value. This board has failed to do so, likely because nearly all of its members have incentives that are different than those of the Company’s owners. Let’s take a closer look:

1.	As both the Company’s CEO and Chairman, your position is inherently conflicted, of course. Your desire to retain control as CEO is in direct opposition to your stockholder-entrusted role as Chairman. You and your hand-picked board have resisted substantive governance changes for reasons that would be obvious to anyone who looks at the situation objectively: you want to keep your job, as do the other directors who do not own any significant amount of the Company’s stock.
2.	G. Michael Brown is a partner of a law firm to which the Company’s management has directed millions of dollars in legal fees over the last several years. Mr. Brown, of course, has every economic incentive to protect his relationship with existing management so that his firm can continue to receive these payments.
3.	As noted above, the remaining directors each own minimal shares in the Company. These individuals receive substantial payments from the Company for being so-called “independent” directors, but derive clear benefit from the Company’s current staggered board/governance practices, which insulate them from stockholder scrutiny and therefore provide secure income with minimal accountability.

Unlike the non-existent conflict you allege between SCM and other non-management owners, these are genuine conflicts on a board that has allowed the Company’s poor performance to persist. It is time to shine a light on these real conflicts.

Governance and Stadium Capital Management, LLC’s Investment Horizon

Beyond your willful mischaracterization of the conflict issue, your comments that SCM and I have only recently focused on the Company’s corporate governance, and that somehow our focus on these issues manifests from “unique pressures” related to SCM’s “investment horizon”, are completely and utterly untrue. Since 1997, SCM has invested in hundreds of companies, yet expressed public frustrations over governance in only three situations.

For SCM, Big 5 is now part of a tiny, select, and unflattering group. In fact, when I joined the Company’s board in 2011, it was the first board seat SCM had taken in its history, and a direct reflection of profound governance concerns. As you know, SCM withheld votes for the Company’s director candidates at the 2013 Annual Meeting, specifically in response to concerns regarding governance and board composition that I raised throughout 2012 and early 2013, but

Stadium Capital Management, LLC

have endeavored to keep private. Despite these continued, privately-expressed concerns, and continued underperformance, the Company has allowed itself to become even more of a governance laggard, as evidenced by the decline in its Institutional Shareholder Services (“ISS”) “Quickscore” to 9 in 2014 (with 1 indicating lower risk and 10 indicating higher risk).

Further, your comments regarding SCM’s “unique pressures” and “investment horizon” are truly puzzling, as if you are trying to imply that SCM or I have a short-term focus. Needless to say, this is preposterous, given that SCM has been a stockholder of the Company since 2006 and I have been a director since 2011. As investors, we are nothing if not patient, but it is time for things to change at Big 5.

Super Committee

The creation and role of the Super Committee remains both troubling and confusing. As you know and have confirmed, the legal authority of the Committee is essentially unlimited; it is authorized to take “all actions that the full board would be empowered to take or make”. In effect, as a consequence of SCM’s daring to suggest that stockholders vote on corporate governance, you have effectively voted me off the board regarding any matters for which my presence would be inconvenient for you.

In your letter, however, you state that the Committee was formed “to consider the shareholder proposal and other corporate governance proposals” made by SCM. If the Committee’s scope is truly so limited, I would expect you to state publicly that the Committee will only discuss SCM’s governance proposals and will cease to exist once the Nominating and Corporate Governance Committee makes its recommendations at the February board meeting. While the creation of a special committee to discuss governance issues remains wholly unnecessary, your deliberate obfuscation of its scope and purpose is unconscionable.

Confidentiality

Finally, I reject your assertion that I have “share[d] confidential board matters publicly to advance Stadium’s agenda…” This is more than just false; it is a highly improper allegation against a board member. I have a fiduciary duty to all of the Company’s stockholders, and I take this obligation seriously. This duty requires me to disclose information to all stockholders that I think they need to know. You made the indefensible decision to create a Super Committee and exclude only me from such Committee. This exclusion potentially prevents me from performing my core duties as a director and I am obligated to inform the other stockholders of the situation. Your actions left me with no choice.

In closing, it is remarkable that you continue to exclude the only non-management director who represents any significant company ownership from critical discussions regarding governance and, indeed, potentially all board business. SCM’s proposal specifically seeks the opinion of all stockholders on the crucial question of board structure and governance. Your suggestion that this somehow causes SCM to have an interest that diverges from those of its fellow stockholders is not only illogical, but demonstrates outright contempt for the owners of this Company. This “through the looking glass” logic would almost be humorous, were it not for the profound

Stadium Capital Management, LLC

underperformance that it has enabled over the last several years. Your fundamental obligation is to maximize the value of the Company for its stockholders; it is not to insulate management or the board from accountability, or to avoid hearing what you clearly think are inconvenient opinions from a director who wants the board to improve its governance. Once again, non-management owners, of whom SCM is the largest, have tolerated negative stockholder returns, poor governance and limited accountability for far too long. It is time for change.

Very truly yours,

/s/ Dominic P. DeMarco

Dominic P. DeMarco

cc:	Board of Directors

Gary S. Meade, Secretary, Big 5 Sporting Goods Corporation